Filed Pursuant to Rule 424(b)(3)

Registration No. 333-190897

Prospectus Supplement No. 3

(to Prospectus dated April 9, 2014)

5,227,631 Shares

LIPOCINE INC.

Common Stock

This prospectus supplement supplements the prospectus, dated April 9, 2014 (the “Prospectus”), which forms a part of our Post-Effective Amendment No. 1 to our Registration Statement on Form S-1 (Registration No. 333-190897). This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission (the “Commission”) on May 15, 2014 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the sale or other disposition from time to time of up to 5,227,631 shares of our common stock, which are held by the selling stockholders named in the Prospectus. The shares of common stock covered by the Prospectus and this prospectus supplement were previously issued by us in a private placement. We are not selling any common stock under the Prospectus and this prospectus supplement and will not receive any of the proceeds from the sale or other disposition of shares by the selling stockholders.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus and the prospectus supplements dated April 29, 2014 and May 13, 2014. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is quoted on The NASDAQ Capital Market under the symbol “LPCN”.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 5 of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 15, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):

May 15, 2014

LIPOCINE INC.

(Exact name of registrant as specified in its charter)

Commission File No. 001-36357

Delaware	99-0370688
(State or other jurisdiction of incorporation)	(IRS Employer Identification Number)

675 Arapeen Drive, Suite 202

Salt Lake City, Utah 84108

(Address of principal executive offices)(Zip Code)

Registrant’s telephone number, including area code: (801) 994-7383

Former name or former address, if changed since last report: Not Applicable

______________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events

On May 15, 2014, Lipocine Inc. issued a press release to report the Phase 1 clinical study results with LPCN 1107. The press release is filed as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

The following exhibits are filed with this report:

Exhibit No.	Description
99.1	Press Release Announces Phase 1 Results with LPCN 1107

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LIPOCINE INC.

Date:	May 15, 2014	By:	/s/ Mahesh V. Patel
Mahesh V. Patel
President and Chief Executive Officer

Exhibit 99.1

For Immediate Release

Lipocine Announces Successful Phase 1 Results with LPCN 1107,

Potentially the First Oral Product for the Prevention of Preterm Birth

•	Significant absorption upon oral dosing of LPCN 1107
•	Good dose response demonstrated
•	LPCN 1107 oral steady state 400mg BID exposure is about 55% of weekly 250mg IM product

SALT LAKE CITY (May 15, 2014) – Lipocine Inc. (NASDAQ Capital Markets: LPCN), a specialty pharmaceutical company, today announced the successful completion of a Phase 1 study of LPCN 1107, the company’s oral hydroxyprogesterone caproate (HPC) product candidate. The study was designed to determine the pharmacokinetics and bioavailability of LPCN 1107 relative to an intramuscular (IM) HPC, as well as safety and tolerability, in healthy non-pregnant female volunteers.

“We are pleased with the results of this study, as it confirms our pre-clinical data by achieving meaningful drug levels after oral administration of this highly insoluble drug,” said Dr. Mahesh Patel, President, CEO and Chairman of Lipocine Inc. “To our knowledge no significant oral bioavailablity has ever been reported for this established drug. Hydroxyprogesterone caproate is the only drug approved for prevention of recurrent preterm birth, a leading cause of peri-natal mortality and morbidity worldwide, but it is currently only available in an inconvenient injectable form. We believe that an oral alternative will be a major contribution to patient care and we are encouraged that LPCN 1107 has the potential to become the first oral product for prevention of preterm birth.”

In this Phase 1, pilot, open-label study, ten healthy non-pregnant female subjects of child bearing age received in a randomized cross-over fashion either one single dose of 400 mg of LPCN 1107 or two doses of 400 mg LPCN 1107 administered 12 hours apart, followed by a single dose of 250 mg IM HPC, with a one week washout period between each treatment. Blood samples were collected over 24 hours following the 400 mg QD dose, over 36 hours following the 400 mg BID dose and over 30 days following the IM dose. Plasma samples were assayed for HPC concentration by a validated LC-MS/MS method. The maximum concentration (Cmax) and area under the curve (AUC) for the oral treatments are shown in Table 1.

Table 1: Pharmacokinetic Parameters (geometric mean and associated ranges)

Dosing Regimen	Cmax (ng/ml) [range]	AUC 0-t (ng.h/ml) [range]
400mg , BID (daily dose of 800mg)	23.1 [8.5 – 72.1]	173 [82 – 443]
400mg, QD	13.5 [4.9 – 54.4]	69 [33-207]

Significant absorption of HPC following oral administration was noted. Both mean Cmax and mean AUC increased significantly from the 400 mg QD to the 400 mg BID dose.

The steady state (week 5) pharmacokinetic parameters for the 400 mg BID and the approved label dose of 250 mg IM weekly injection for the prevention of recurrent preterm birth were simulated based on the single dose study data and the simulated Cmax and AUC are shown in Table 2.

Table 2: LPCN 1107 Steady State Pharmacokinetic Parameters

Products / Dosing Regimen	C ss,max (ng/ml) [range]	AUC SS- 1 (ng.h/ml) [range]
LPCN 1107 400mg BID	23.9 [9.6 – 70.0]	1348 [673 - 3381]
Intramuscular injection, 250mg	17.8 [14.0 – 27.0]	2468 [1840 - 3180]

Based on this steady state simulation, LPCN 1107 could match the HPC exposure from the weekly IM injection at an appropriate oral dose. Based on these results, a study is planned to assess the pharmacokinetics and bioavailability of LPCN 1107 relative to IM in pregnant females to begin in the second half of 2014.

LPCN 1107 was well tolerated and the only significant treatment related adverse events observed was abnormal menstrual effects in both the LPCN 1107 and IM arms in some subjects which is not an unexpected progestogenic effect in non-pregnant females of child-bearing age.

About LPCN 1107

LPCN 1107 has the potential to become the first oral HPC product for the prevention of preterm birth in women with a prior history of at least one preterm birth. Potential benefits of our oral product candidate relative to current injectable products include the elimination of pain and site reactions associated with weekly injections, elimination of weekly doctor visits or visits from the nurse, and elimination of interference/disruption of personal, family or professional activities associated with weekly visits. LPCN 1107 has completed PK studies in dogs showing oral exposure comparable to an intramuscular injection.

About Lipocine

Lipocine Inc. is a specialty pharmaceutical company developing innovative pharmaceutical products for use in men's and women's health using its proprietary drug delivery technologies. Lipocine's lead product candidate, LPCN 1021, currently in Phase 3 and is targeted to treat symptoms of low testosterone for men in need of testosterone replacement therapy. Additional pipeline candidates include LPCN 1111, a next generation oral testosterone therapy product, and LPCN 1107, which has the potential to become the first oral hydroxyprogesterone caproate product indicated for the prevention of recurrent preterm birth.

Forward-Looking Statements

This release contains "forward looking statements" that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and includes statements that are not historical facts relating to expectations, clinical trials, the potential uses and benefits of Lipocine's product candidates, and product development efforts. Investors are cautioned that all such forward-looking statements involve risks and uncertainties, including, without limitation, the risks related to the receipt of regulatory approvals, the results of clinical trials, patient acceptance of Lipocine's products, the manufacturing and commercialization of Lipocine's products, and other risks detailed in Lipocine's filings with the U.S. Securities and Exchange Commission (the “SEC”), including, without limitation, its Form 10-K and other reports on Form 8-K, all of which can be obtained on the Company’s website at www.lipocine.com or on the SEC website at www.sec.gov. Lipocine assumes no obligation to update or revise publicly any forward-looking statements contained in this release, except as required by law.

CONTACT:

Morgan Brown

Executive Vice President & Chief Financial Officer

Phone: (801) 994-7383

Email: mb@lipocine.com

John Woolford

Phone: (443) 213-0500

john.woolford@westwicke.com

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